Filed by WC Acquisition Holdings Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, among PAETEC Corp., US LEC Corp., WC Acquisition Holdings Corp., a wholly-owned subsidiary of PAETEC Corp. (“New PAETEC”), WC Acquisition Sub U Corp., a wholly-owned subsidiary of New PAETEC, and WC Acquisition Sub P Corp., a wholly-owned subsidiary of New PAETEC.

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New PAETEC will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about New PAETEC, PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/ prospectus and other documents filed by New PAETEC with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC Corp. in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC Corp. and in the registration statement that will be filed by New PAETEC with the SEC.

Customer FAQ

1.	Why are PAETEC and US LEC merging?

The combination of our highly complementary companies creates a premier communications provider, well-positioned to serve medium and large enterprises and institutions. Together, we will be even stronger, leveraging our technology, resources and geographic reach to deliver substantial long-term value to our customers. We will have enhanced scope and scale and operate in 52 of the top 100 MSAs in the U.S., with a leading presence in the Eastern U.S., as well as several other major markets across the country.

2.	Who is PAETEC?

Based in Fairport, N.Y., PAETEC is an innovative supplier of communication solutions to medium and large businesses, universities and institutions to its nearly 17,000 customers. PAETEC brings to US LEC a strong presence in the West Coast market as well as the Midwest.

3.	Who is US LEC?

Based in Charlotte, N.C., US LEC (NASDAQ: CLEC) is a full-service provider of IP, data and voice solutions to medium and large businesses and enterprise organizations throughout the Eastern U.S. to its more than 28,000 customers.

4.	How will customers be affected by this transaction?

Both PAETEC and US LEC have a total service and customer satisfaction commitment. Together, PAETEC and US LEC will be a stronger communications provider, well-positioned to serve medium and large enterprises and institutions. In addition to increased scale and scope, we will have a wider array of products, such as PAETEC’s “Equipment for Services,” software applications, and resale products and US LEC’s data & data center products.

5.	When will the transaction close?

The companies expect that the transaction will close in the fourth quarter of 2006. As PAETEC and US LEC move through the integration process, it will remain “business as usual” and PAETEC and US LEC will continue to operate as separate companies. Our number one priority will be, as always, to serve our customers.

6.	After the closing of the transaction, what will the combined company be called, where will it be headquartered, who will lead it?

Following the close of the transaction, the company will be called PAETEC, and will be listed on the NASDAQ Stock Market as “CLEC.” The company will be headquartered in Fairport, N.Y. and will maintain PAETEC’s and US LEC’s operations in major locations across the country with several functions based there. The combined company’s management team will be as follows:

•	Chairman & CEO:	Arunas Chesonis, current PAETEC Chairman & CEO
•	Vice Chairman:	Richard Aab, current US LEC Chairman
•	COO:	EJ Butler, current PAETEC COO
•	CFO:	Keith Wilson, current PAETEC CFO
•	EVP of Integration:	J. Lyle Patrick, current US LEC CFO

7.	What can customers expect in the interim? Who is going to be my day-to-day contact?

Until the transaction closes, both companies will continue business as usual. There will be no change in how we conduct business with you and your day to day contacts remain the same. We will continue to practice our “customer comes first” service commitment to you, even after the transaction closes. We will make every effort to keep you informed about important developments throughout the approval and integration process. If you have any questions or wish to discuss this further, please fell free to contact your regular company representative.

Safe Harbor

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The use of words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “intend”, “future”, “potential” or “continue”, and other similar expressions are intended to identify forward-looking statements.

All of these forward-looking statements are based on estimates and assumptions by management that, although we believe them to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, industry, strategy or actual results to differ materially from those expressed or implied in the forward-looking statements.

These risks and uncertainties may include those discussed in US LEC’s reports on Form 10-K, Form 10-Q and Form 8-K on file with the Securities and Exchange Commission (the “SEC”), and other factors which may not be known to us. Any forward-looking statement speaks only as of its date. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

“New PAETEC” will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about “New PAETEC,” PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by “New PAETEC” with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC and in the registration statement that will be filed by “New PAETEC” with the SEC.